Exhibit 99.1

Consolidated Financial Statements
(In Canadian dollars)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Vasogen Inc.

We have audited the accompanying consolidated balance sheets of Vasogen Inc. ("the Company") as of November 30, 2007 and 2006 and the related consolidated statements of operations, deficit and comprehensive income and cash flows for each of the years in the three-year period ended November 30, 2007 and for the period from December 1, 1987 to November 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. We have also audited the accompanying consolidated balance sheets of the Company as of November 30, 2007 and 2006 and the related consolidated statements of operations, deficit and comprehensive income and cash flows for each of the years in the three-year period ended November 30, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States). We did not audit the consolidated statements of operations, deficit and comprehensive income and cash flows for the period from inception on December 1, 1987 to November 30, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2007 and for the period from December 1, 1987 to November 30, 2007 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

On December 1, 2006, the Company adopted retrospectively, without restatement, the new recommendations of CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation and Section 3251, Equity.  The effect of those changes is discussed in Note 2(p)(ii) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of November 30, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 18, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

 /s/ KPMG LLP, Licensed Public Accountants

Toronto, Canada

January 18, 2008

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2007 and 2006

	2007	2006
Assets
Current assets:
Cash and cash equivalents (note 3)	$23,545	$30,427
Restricted cash (note 4)	-	6,403
Clinical supplies	1,363	1,211
Tax credits recoverable	1,565	1,327
Prepaid expenses and deposits	787	1,384
Change in fair value of forward foreign exchange contracts (note 11)	376	-
	27,636	40,752
Property and equipment (note 5)	414	615

Acquired technology (note 6)	-	253

Deferred financing costs (note 7)	-	150

	$28,050	$41,770

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,175	$3,369
Accrued liabilities	3,519	5,067
Current portion of senior convertible notes payable (note 7)	-	8,754
	4,694	17,190

Shareholders' equity (notes 8 and 17):
Share capital:
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
22,391,386 common shares (2006 - 15,665,134)	365,670	344,217
Warrants	16,725	11,390
Contributed surplus	22,744	20,347
Deficit	(381,783)	(351,374)
	23,356	24,580

Commitments and contingencies (note 13)
Basis of presentation - future operations (note 1)

	$28,050	$41,770

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Benoit La Salle	Director	/s/ Ronald M. Cresswell	Director

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations, Deficit and Comprehensive Income
(In thousands of Canadian dollars, except per share amounts)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007
Expenses:

Research and development (note 15)	$12,039	$32,732	$71,421	$238,917
General and administration	14,259	19,251	22,126	117,228
Foreign exchange loss (gain)	1,977	104	(719)	10,970

Loss before the undernoted	(28,275)	(52,087)	(92,828)	(367,115)

Interest expense on senior convertible notes payable	(5)	(930)	(344)	(1,279)

Accretion in carrying value of senior convertible notes payable	(728)	(7,824)	(1,742)	(10,294)

Amortization of deferred financing costs	(154)	(2,495)	(408)	(3,057)

Loss on extinguishment of senior convertible notes payable	(1,754)	(4,995)	-	(6,749)

Investment income	1,310	1,971	2,274	13,325

Change in fair value of embedded derivatives	829	-	-	829

Loss and comprehensive loss for the period	(28,777)	(66,360)	(93,048)	(374,340)

Deficit, beginning of period:
As originally reported	(351,374)	(284,719)	(187,665)	(1,510)
Impact of change in accounting for stock-based compensation (note 2(l))	-	-	(4,006)	(4,006)
Impact of change in accounting for financial instruments on December 1, 2006 (note 2(p)(ii))	(1,632)	-	-	(1,632)
As revised	(353,006)	(284,719)	(191,671)

Charge for acceleration payments on equity component of senior convertible notes payable	-	(295)	-	(295)

Deficit, end of period	$(381,783)	$(351,374)	$(284,719)	$(381,783)

Basic and diluted loss per common share (notes 9 and 17)	$(1.46)	$(7.05)	$(11.65)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007
Cash provided by (used in):

Operating activities:
Loss for the period	$(28,777)	$(66,360)	$(93,048)	$(374,340)
Items not involving cash:
Amortization	503	782	589	6,160
Accretion in carrying value of senior convertible notes payable	728	7,824	1,742	10,294
Amortization of deferred financing costs	154	2,495	408	3,057
Loss on extinguishment of senior convertible notes payable	1,754	4,995	-	6,749
Change in fair value of embedded derivatives	(829)	-	-	(829)
Stock-based compensation	1,995	3,083	3,615	9,579
Common shares issued for services	-	36	-	2,485
Unrealized gain on forward foreign exchange contract	(376)	-	-	(376)
Unrealized foreign exchange loss (gain)	2,566	(65)	(542)	11,543
Other	-	-	-	(35)
Change in non-cash operating working capital (note 10(a))	(3,535)	(17,158)	12,634	951
	(25,817)	(64,368)	(74,602)	(324,762)

Financing activities:
Shares and warrants issued for cash	17,345	23,106	52,502	326,358
Warrants exercised for cash	-	-	-	16,941
Options exercised for cash	-	-	627	7,669
Share issue costs	(1,440)	(2,221)	(3,720)	(24,646)
Issue (repayment) of senior convertible notes payable, net (note 7)	(924)	(3,976)	42,790	38,512
Cash released from (placed under) restriction	6,403	5,298	(11,701)	-
Paid to related parties	-	-	-	(234)
	21,384	22,207	80,498	364,600

Investing activities:
Purchases of property and equipment	(49)	(23)	(490)	(2,465)
Purchases of acquired technology	-	-	-	(1,283)
Purchases of marketable securities	-	(80)	(22,999)	(244,846)
Settlement of forward foreign exchange contracts	10	(102)	(4,732)	(4,824)
Maturities of marketable securities	-	23,079	67,651	240,677
	(39)	22,874	39,430	(12,741)

Foreign exchange loss on cash held in foreign currency	(2,410)	(807)	(141)	(3,552)

Increase (decrease) in cash and cash equivalents	(6,882)	(20,094)	45,185	23,545

Cash and cash equivalents, beginning of period	30,427	50,521	5,336	-

Cash and cash equivalents, end of period	$23,545	$30,427	$50,521	$23,545

Supplemental cash flow information (note 10)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

1.	Basis of presentation - future operations:

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations.  The operations of the Company are not subject to any seasonality or cyclicality factors.

The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations, deficit and comprehensive income and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to November 30, 2007.

The Company's future operations are dependant upon its ability to finance the commercialization of its lead product, Celacade™, and the continued development of its product candidate, VP025.  While the Company's ACCLAIM Phase III trial of Celacade did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for certain large pre-defined subgroups.  In September 2007, the Company announced plans for a confirmatory study that would support an application for regulatory approval in the United States of its Celecade technology for the treatment of patients with NYHA Class II heart failure.  The Company has received CE Mark regulatory approval for its Celacade medical device technology in the European Union and, in April 2007, entered into a collaborative agreement necessary to commence commercialization in that market.

The Company's commercialization efforts of Celacade and continued development of VP025 are dependent upon its ability to raise additional financing through a combination of equity or debt financing, payments from strategic partners, or upon strategic partners funding directly some or all of the costs of commercialization.  Management believes that the Company currently has sufficient cash and cash equivalents to fund planned expenditures for at least the next 12 months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which, except as described in note 16, conform, in all material respects, with accounting principles generally accepted in the United States ("United States GAAP").

(a)	Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Vasogen Ireland Limited (Irish-incorporated entity established in 1998) and Vasogen Corp. (Delaware-incorporated entity established in 2004).  The functional currency of both subsidiaries is the Canadian dollar.  All intercompany balances and transactions have been eliminated.

(b)	Cash and cash equivalents:

The Company considers unrestricted cash on hand, in banks, in term deposits and in highly liquid government and corporate bonds with original maturities of three months or less as cash and cash equivalents.

(c)	Concentration of credit risk:

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of cash and cash equivalents.  The Company manages this credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(d)	Property and equipment:

Property and equipment are recorded at cost less any impairment losses recognized in accordance with note 2(g) and amortized on a straight-line basis over their estimated useful lives as follows:

Testing equipment	5 years
Computer and other equipment	5 years
Leasehold improvements	Over term of lease

       (e)    Acquired technology:

Acquired technology, representing part of the Company's platform medical device technology, was stated at amortized cost less any impairment losses recognized in accordance with note 2(g).  Amortization was provided on a straight-line basis over 20 years, representing the term of the acquired patent.

(f)	Deferred financing costs:

Deferred financing costs were comprised primarily of the placement fee and professional fees associated with the issuance of the Company's senior convertible notes payable.  Deferred financing costs were amortized over the term of the convertible notes using the effective yield method.  As a consequence of adopting The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"), as described in note 2(p)(ii), deferred financing costs are accounted for as part of the financial liabilities' carrying value at inception.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(g)	Impairment of long-lived assets:

The Company periodically reviews the useful lives and the carrying values of its long-lived assets.  The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.  As at November 30, 2007 and 2006, no such impairment losses were recorded.

(h)	Research and development:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  The Company has not capitalized any such development costs to date.  Total research and development tax credits netted against research and development expenses on the consolidated statements of operations, deficit and comprehensive income are $0.3 million (2006 - $0.8 million; 2005 - $0.2 million; December 1, 1987 to November 30, 2007 - $3.3 million).

Tax credits recoverable include the Ontario Innovation Tax Credits, the Goods and Services Tax credits and other recoverable tax amounts.  These amounts are recoverable after the filing of various tax returns and the completion of various tax audits.

Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company's future research and clinical trials.  These supplies are carried at the lower of cost, on a first-in-first-out basis, and replacement cost, adjusted for any impairment in value due to obsolescence and are expensed as research and development expenses when shipped to outsourced research centres or clinical sites.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(i)	Derivative financial instruments:

The Company is party to forward foreign exchange contracts in order to pursue its investment objectives without changing its foreign currency exposure.  These financial instruments are measured at fair value, which is determined based on amounts quoted by the Company's banker to realize favourable contracts or to settle unfavourable contracts, taking into account foreign exchange rates and the duration of each contract.  The unrealized gain or loss arising from changes in fair value of the forward foreign exchange contracts is included in the determination of loss for the period as the instruments are not considered hedging instruments.

(j)	Translation of foreign currency:

The functional currency of the Company is the Canadian dollar.  Accordingly, monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Revenue and expenses are translated at rates in effect at the time of the transactions.  Foreign exchange gains and losses are included in the determination of loss for the period.

(k)	Income taxes and investment tax credits:

The Company accounts for income taxes by the asset and liability method.  Under the asset and liability method, future income tax assets and liabilities are recognized for the future income taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

Future income tax assets recognized are reduced by a valuation allowance.  Management has provided a valuation allowance equivalent to the net future income tax asset balances, given that the Company's activities are in the development stage and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

The benefits of tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditures are made, provided there is reasonable assurance of recoverability.  The tax credits reduce the cost of property and equipment or research costs, as applicable.

(l)	Stock-based compensation plans:

The Company has two stock-based compensation plans, described in note 8(c).  Prior to December 1, 2004, stock-based awards granted to employees, directors and officers were accounted for using the settlement method.  On December 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, directors and officers granted or modified after December 1, 2002.  This method requires the Company to measure, as compensation cost, the fair value of all employee stock-based awards granted or modified since December 1, 2002 and to amortize this cost over the vesting period of the awards.  Fair value is determined using the Black-Scholes option pricing model.  The Company estimates forfeitures for each grant and incorporates this estimate into the calculation of compensation cost recorded each period.

Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received.  The fair value of performance-based options is recognized over the estimated period to achievement of performance conditions.

(m)	Deferred share units plan:

The Company has a deferred share units ("DSU") plan, as described in note 8(d).  On the date of grant, the fair value of each DSU, being the fair market value of the Company's common shares at that date, is recorded as a liability on the Company's consolidated balance sheets.  The value of the DSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(n)	Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period.  Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants and the conversion of the senior convertible notes payable, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  The additional shares would also include those shares issuable upon the assumed conversion of the senior convertible notes payable, with an adjustment to loss for the period to add back any interest paid to the note holders.  These common share equivalents are not included in the calculation of the weighted average number of common shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

(o)	Measurement uncertainty:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period.  Actual results could differ from those estimates.

The Company has estimated the useful lives of all depreciable assets and the recoverability of property and equipment using estimates of future cash flows and other measures of fair values.  Significant changes in the assumptions with respect to future business plans could result in impairment of property and equipment.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(p)	Changes in accounting policy:

(i)	Accounting changes:

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of CICA Handbook Section 1506, Accounting Changes ("Section 1506").  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retroactively unless doing so is impracticable, requires prior period errors to be corrected retroactively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The adoption of Section 1506, effective December 1, 2006, has no impact on these consolidated financial statements.

(ii)	Financial instruments:

Effective on December 1, 2006, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855; Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"); and Section 3251, Equity.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.  Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

Upon adoption of the new standards on December 1, 2006, the Company continued to account for cash equivalents held at that date as held-to-maturity investments, recorded at cost and accrued interest.  The Company designates all new cash equivalents acquired subsequent to December 1, 2006 as held-for-trading investments measured at fair value and the resulting gain or loss is recognized in the consolidated statement of operations, deficit and comprehensive income.  The effect of the change in accounting for cash equivalents is not material.

Accounts payable and accrued liabilities are classified as other financial liabilities.  The senior convertible notes payable were also accounted for as an other financial liability and were accounted for at amortized cost using the effective interest method, which was consistent with the Company's accounting policy prior to the adoption of Section 3855.

Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent changes in the fair value of embedded derivatives are recognized in the consolidated statement of operations, deficit and comprehensive income in the period the change occurs.  Freestanding derivatives not designated as hedging items are also measured at fair value with subsequent changes in fair value recognized in the consolidated statement of operations, deficit and comprehensive income in the period the change occurs.

Transactions costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

The Company identified and measured all embedded derivatives that required separation and determined the fair value of those embedded derivatives at December 1, 2006.  As a result, the Company was required to revise the initial allocation of the proceeds received in connection with the issuance of the senior convertible notes payable, the warrants and the equity classified conversion option on October 7, 2005 and to remeasure any subsequent transactions affecting these items in accordance with Section 3855.  Prior to the adoption of Section 3855, the proceeds received were allocated on a relative fair value basis to the liability component, being the senior convertible notes payable; and to the equity components, being the warrants and the conversion option.  As a consequence of adopting Section 3855, the proceeds initially allocated to the senior convertible notes payable were further allocated to the embedded derivatives at their fair value and the residual amount to the senior convertible notes payable.  Any subsequent transactions affecting the carrying amount of the senior convertible notes payable, the embedded derivatives, the warrants and the equity conversion option were also remeasured in accordance with Section 3855.

As a result of adopting Section 3855, retrospectively without restatement, the Company recorded an increase of $1.6 million to deficit as at December 1, 2006, a decrease in the carrying amount of the senior convertible notes payable of $0.1 million, the initial recognition of an embedded derivatives liability of $0.8 million and an increase in share capital of $0.9 million at December 1, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(q)	Recent accounting pronouncements issued and not yet applied:

(i)	Financial instruments and capital disclosure:

In October 2006, the AcSB approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861.  These requirements are included in Section 3862, Financial Instruments - Disclosure ("Section 3862"), which replaces Section 3861, and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed.

Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007.

Section 3862 requires disclosures, by class of financial instrument, that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.  This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007.

The Company is currently assessing the impact that Section 3862 and Section 1535 will have on the consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(ii)	Financial instruments presentation:

In October 2006, the AcSB approved Section 3863, Financial Instruments - Presentation ("Section 3863"), which replaces Section 3861.  The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863.

This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2007 and is expected to have no impact on the Company's consolidated financial statements.

(iii)	Inventories:

In May 2007, the AcSB issued Section 3031, Inventories, which supersedes existing guidance on inventories in Section 3030, Inventories.  This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.  Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

This standard is effective for the Company for interim and annual financial statements beginning on December 1, 2008.  The Company is currently assessing the impact that this section will have on its financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

2.	Significant accounting policies (continued):

(iv)	General standards of financial statement presentation:

In May 2007, the AcSB amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

These amendments are effective for the Company for interim and annual periods beginning on December 1, 2008.

3.	Cash and cash equivalents:

As at November 30, 2007, the Company held $23.3 million (2006 - $29.9 million) of cash equivalents, of which $0.1 million (U.S. $0.1 million) (2006 - $1.0 million (U.S. $0.9 million)) are denominated in U.S. dollars.  Cash equivalents consist of highly liquid government and corporate bonds having a single "A" rating or greater.

4.	Restricted cash:

As at November 30, 2006, the Company had restricted cash of $6.4 million (U.S. $5.6 million).  Restricted cash represented cash on deposit to secure the letter of credit provided as security to the holders of the senior convertible notes payable.  The senior convertible notes payable were repaid in full in April 2007 and the letter of credit expired on July 3, 2007.  The obligation to retain a balance in restricted cash ceased at that time.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

5.	Property and equipment:

		Accumulated	Net book
2007	Cost	amortization	value

Testing equipment	$936	$820	$116
Computer and other equipment	611	440	171
Leasehold improvements	366	239	127

	$1,913	$1,499	$414

		Accumulated	Net book
2006	Cost	amortization	value

Testing equipment	$936	$715	$221
Computer and other equipment	562	369	193
Leasehold improvements	366	165	201

	$1,864	$1,249	$615

In 2007, amortization expense was $0.3 million (2006 - $0.5 million; 2005 - $0.3 million).

6.	Acquired technology:

	2007	2006

Cost	$4,081	$4,081
Less accumulated amortization	4,081	3,828

Net book value	$-	$253

In 2007, amortization expense was $0.3 million (2006 - $0.3 million; 2005 - $0.3 million).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

7.	Senior convertible notes payable:

On October 7, 2005, the Company, through its wholly owned subsidiary, Vasogen Ireland Limited, issued 6.45% U.S. $40.0 million senior convertible notes payable and 0.3 million common share purchase warrants for net proceeds of $42.8 million (gross proceeds of $47.0 million (U.S. $40.0 million) less issuance costs of $4.2 million).  The notes were repaid on April 1, 2007.

As a consequence of adopting Section 3855 effective December 1, 2006 as described in note 2, the Company revised previously reported amounts related to the senior convertible notes payable as follows:

	As originally
	reported,	Effect of	As revised,
	November 30,	adopting	December 1,
	2006	Section 3855	2006

Current liabilities:
Senior convertible notes payable	$8,754	$(104)	$8,650
Embedded derivative instruments	-	829	829
Non-current asset:
Deferred financing costs	150	4	154

During the year ended November 30, 2007, the Company repaid and extinguished the senior convertible notes payable by issuing a total of 1.8 million common shares having an aggregate fair value of $10.4 million, and paying cash of $0.9 million.  The Company recorded a loss on extinguishment of senior convertible notes payable of $1.8 million.  The equity conversion option of the senior convertible notes expired unexercised and was reduced by $1.6 million to nil.

The Company recorded nominal interest expense for the year ended November 30, 2007.  Interest was settled in cash.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

7.	Senior convertible notes payable (continued):

The following table sets out the continuity of the senior convertible notes payable since November 30, 2005:

			Impact on
			senior
	Number of		convertible
	common	Number of	notes
	shares	warrants	payable

Balance, November 30, 2005	-	-	$35,454
December 1, 2005 instalment payment in advance applied	77	-	(2,122)
Instalment payments settled in cash	-	-	(3,976)
Instalment payments settled in shares	2,697	-	(19,849)
Acceleration payments settled in common shares and warrants	411	178	(7,265)
Conversion by note holder to common shares	10	-	(263)
Accretion in carrying value	-	-	7,824
Impact of foreign exchange	-	-	(1,049)

Balance, November 30, 2006, as originally reported	3,195	178	8,754
Change in accounting for senior convertible notes as a result of adopting Section 3855 (note 2)	-	-	(104)

Balance, November 30, 2006, as revised	3,195	178	8,650
December 1, 2006 instalment payment in advance applied	-	-	(1,872)
Instalment payments settled in cash	-	-	(924)
Instalment payments settled in shares	1,809	-	(6,437)
Adjustment for twelve-day weighted average share price	-	-	(313)
Accretion in carrying value	-	-	728
Impact of foreign exchange	-	-	168

Balance, November 30, 2007	5,004	178	$-

	2007	2006

Par value of senior convertible notes payable	$-	$9,379
Balance remaining to be accreted	-	(625)

Senior convertible notes payable	$-	$8,754

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity:

(a)	Consolidated statement of shareholders' equity:

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, December 1, 1987	103		$1,213	$-	$-	$(1,510)	$(297)
Shares issued for cash	13	15.00	195	-	-	-	195
Shares issued for services	1	17.00	17	-	-	-	17
Shares issued to acquire a license	157	15.13	2,375	-	-	-	2,375
Loss	-		-	-	-	(755)	(755)

Balance, November 30, 1988	274		3,800	-	-	(2,265)	1,535
Loss	-		-	-	-	(601)	(601)

Balance, November 30, 1989	274		3,800	-	-	(2,866)	934
Shares issued for cash	25	42.44	1,061	-	-	-	1,061
Options exercised	5	21.00	105	-	-	-	105
Shares issued for services	1	45.00	45	-	-	-	45
Debt conversion	18	11.11	200	-	-	-	200
Loss	-		-	-	-	(725)	(725)

Balance, November 30, 1990	323		5,211	-	-	(3,591)	1,620
Shares issued for cash	68	13.36	909	-	-	-	909
Options exercised	2	15.00	30	-	-	-	30
Shares issued for services	9	18.66	168	-	-	-	168
Shares issued to acquire a license	7	14.28	100	-	-	-	100
Loss	-		-	-	-	(593)	(593)

Balance, November 30, 1991	409		6,418	-	-	(4,184)	2,234

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 1991	409		6,418	-	-	(4,184)	2,234
Shares issued for cash	2	22.00	44	-	-	-	44
Options exercised	13	18.38	239	-	-	-	239
Shares issued for services	8	25.25	202	-	-	-	202
Debt conversion	43	10.46	450	-	-	-	450
Loss	-		-	-	-	(975)	(975)

Balance, November 30, 1992	475		7,353	-	-	(5,159)	2,194
Shares issued for cash	7	21.42	150	-	-	-	150
Warrants exercised	12	16.91	203	-	-	-	203
Options exercised	5	19.20	96	-	-	-	96
Shares issued for services	10	20.20	202	-	-	-	202
Loss	-		-	-	-	(752)	(752)

Balance, November 30, 1993	509		8,004	-	-	(5,911)	2,093
Shares issued for cash	77	13.06	1,006	-	-	-	1,006
Share issue costs	-	-	(192)	-	-	-	(192)
Warrants exercised	14	17.64	247	-	-	-	247
Options exercised	3	14.66	44	-	-	-	44
Shares issued for services	3	20.00	60	-	-	-	60
Loss	-		-	-	-	(996)	(996)

Balance, November 30, 1994	606		9,169	-	-	(6,907)	2,262

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 1994	606		9,169	-	-	(6,907)	2,262
Shares issued for cash	346	10.00	3,460	-	-	-	3,460
Share issue costs	-	-	(294)	-	-	-	(294)
Warrants exercised	19	4.89	93	-	-	-	93
Options exercised	12	5.00	60	-	-	-	60
Shares issued for services	24	10.25	246	-	-	-	246
Loss	-		-	-	-	(2,323)	(2,323)

Balance, November 30, 1995	1,007		12,734	-	-	(9,230)	3,504
Shares issued for cash	356	10.99	3,913	-	-	-	3,913
Share issue costs	-	-	(962)	-	-	-	(962)
Warrants exercised	340	13.35	4,539	-	-	-	4,539
Options exercised	39	6.28	245	-	-	-	245
Shares issued for services	63	11.87	748	-	-	-	748
Shares issued to acquire license	27	12.00	324	-	-	-	324
Loss	-		-	-	-	(4,862)	(4,862)

Balance, November 30, 1996	1,832		21,541	-	-	(14,092)	7,449
Shares issued for cash	306	24.92	7,625	-	-	-	7,625
Share issue costs	-	-	(312)	-	-	-	(312)
Warrants exercised	135	12.00	1,621	-	-	-	1,621
Options exercised	49	9.84	482	-	-	-	482
Shares issued for services	12	17.92	215	-	-	-	215
Loss	-		-	-	-	(7,991)	(7,991)

Balance, November 30, 1997	2,334		31,172	-	-	(22,083)	9,089

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 1997	2,334		31,172	-	-	(22,083)	9,089
Shares issued for cash	288	17.50	5,043	-	-	-	5,043
Share issue costs	-	-	(479)	-	-	-	(479)
Warrants exercised	23	11.00	253	-	-	-	253
Options exercised	10	9.50	95	-	-	-	95
Shares issued for services	3	18.33	55	-	-	-	55
Loss	-		-	-	-	(7,312)	(7,312)

Balance, November 30, 1998	2,658		36,139	-	-	(29,395)	6,744
Shares issued for cash	659	14.90	9,825	-	-	-	9,825
Share issue costs	-	-	(934)	-	-	-	(934)
Warrants exercised	163	10.67	1,739	-	-	-	1,739
Options exercised	59	12.27	724	-	-	-	724
Shares issued for services	21	12.33	259	-	-	-	259
Loss	-		-	-	-	(7,915)	(7,915)

Balance, November 30, 1999	3,560		47,752	-	-	(37,310)	10,442
Shares issued for cash	374	95.32	35,650	-	-	-	35,650
Share issue costs	-	-	(1,812)	-	-	-	(1,812)
Warrants exercised	398	17.33	6,898	-	-	-	6,898
Options exercised	139	14.85	2,064	-	-	-	2,064
Shares issued for services	4	58.25	233	-	-	-	233
Loss	-		-	-	-	(9,961)	(9,961)

Balance, November 30, 2000	4,475		90,785	-	-	(47,271)	43,514

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 2000	4,475		90,785	-	-	(47,271)	43,514
Shares issued for cash	140	85.29	11,941	-	-	-	11,941
Share issue costs	-	-	(121)	-	-	-	(121)
Options exercised	22	19.50	429	-	-	-	429
Loss	-		-	-	-	(14,389)	(14,389)

Balance, November 30, 2001	4,637		103,034	-	-	(61,660)	41,374
Shares issued for cash	515	48.54	25,000	-	-	-	25,000
Share issue costs	-	-	(1,901)	-	-	-	(1,901)
Options exercised	41	13.17	540	-	-	-	540
Loss	-		-	-	-	(19,507)	(19,507)

Balance, November 30, 2002	5,193		126,673	-	-	(81,167)	45,506
Shares issued for cash	948	53.45	50,669	-	-	-	50,669
Share issue costs	-	-	(5,898)	-	-	-	(5,898)
Warrants exercised	25	53.88	1,347	-	-	-	1,347
Options exercised	36	16.36	589	-	-	-	589
Fair value of stock options and warrants issued to consultants	-	-	-	744	1,456	-	2,200
Loss	-		-	-	-	(31,948)	(31,948)

Balance, November 30, 2003	6,202		173,380	744	1,456	(113,115)	62,465

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 2003	6,202		173,380	744	1,456	(113,115)	62,465
Shares issued for cash	978	78.64	76,913	-	-	-	76,913
Share issue costs	-	-	(6,128)	-	-	-	(6,128)
Options exercised	53	24.53	1,300	-	-	-	1,300
Fair value of stock options issued to consultants	-	-	-	455	-	-	455
Loss	-		-	-	-	(74,550)	(74,550)

Balance, November 30, 2004, as originally reported	7,233		245,465	1,199	1,456	(187,665)	60,455
Change in accounting for stock-based compensation	-	-	55	3,951	-	(4,006)	-

Balance, November 30, 2004, as revised	7,233		245,520	5,150	1,456	(191,671)	60,455

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 2004, as revised	7,233		245,520	5,150	1,456	(191,671)	60,455
Shares issued for cash	901	58.27	52,502	-	-	-	52,502
Share issue costs	-	-	(3,720)	-	-	-	(3,720)
Fair value of stock options granted	-	-	-	3,826	-	-	3,826
Options exercised	15	41.80	627	-	-	-	627
Shares issued in advance for instalment payment on senior convertible notes payable	77	26.42	2,034	-	-	-	2,034
Instalment payment made in advance	-	-	(2,032)	8,774	-	-	6,742
Senior convertible notes	-	-	-	-	4,273	-	4,273
Financing costs on equity component of senior convertible notes	-	-	-	(789)	(384)	-	(1,173)
Transfer of stock options exercised	-	-	76	(76)	-	-	-
Transfer of forfeited unvested options	-	-	-	(211)	-	-	(211)
Loss	-		-	-	-	(93,048)	(93,048)

Balance, November 30, 2005	8,226		295,007	16,674	5,345	(284,719)	32,307

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 2005	8,226		295,007	16,674	5,345	(284,719)	32,307
Public offering (b)	4,319	4.19	18,082	-	5,024	-	23,106
Fair value of broker warrants (b)	-	-	-	-	705	-	705
Share issue costs (b)	-	-	(2,376)	-	(550)	-	(2,926)
Shares issued for deferred share units	2	18.00	36	-	-	-	36
Fair value of stock options granted	-	-	-	3,682	-	-	3,682
Shares issued for instalment payments on senior convertible notes payable	2,697	8.70	23,481	-	-	-	23,481
Shares and warrants issued for acceleration payments on senior convertible notes payable	411	23.66	9,723	(807)	2,322	(295)	10,943
Holders' conversion of notes	10	32.20	322	(59)	-	-	263
December 1, 2006 instalment payment made in advance	-	-	(2,090)	-	-	-	(2,090)
December 1, 2005 instalment payment in advance applied	-	-	2,032	-	-	-	2,032
Reversal of forfeited unvested options	-	-	-	(599)	-	-	(599)
Transfer of forfeited and expired vested warrants	-	-	-	1,456	(1,456)	-	-
Loss	-		-	-	-	(66,360)	(66,360)

Balance, November 30, 2006, as originally reported	15,665		344,217	20,347	11,390	(351,374)	24,580

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

		Common					Period from
		shares'					December 1,
		average					1987 to
	Number	share	Share	Contributed			November 30,
	of shares	price	capital	surplus	Warrants	Deficit	2007

Balance, November 30, 2006, as originally reported	15,665		344,217	20,347	11,390	(351,374)	24,580
Impact of change in accounting for financial instruments	-	-	914	-	-	(1,632)	(718)

Balance, November 30, 2006, as revised	15,665		345,131	20,347	11,390	(353,006)	23,862
Public offering (b)	4,917	2.32	11,425	-	5,920	-	17,345
Fair value of broker warrants	-	-	-	-	470	-	470
Share issue costs	-	-	(1,257)	-	(653)	-	(1,910)
Fair value of stock options granted	-	-	-	1,995	-	-	1,995
Shares issued for instalment payments on senior convertible notes	1,809	4.58	8,281	-	-	-	8,281
December 1, 2006 instalment made in advance	-	-	2,090	-	-	-	2,090
Transfer of expired warrants	-	-	-	402	(402)	-	-
Loss	-		-	-	-	(28,777)	(28,777)

Balance, November 30, 2007	22,391		$365,670	$22,744	$16,725	$(381,783)	$23,356

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

(b)	Share issuances:

On May 24, 2007, the Company issued 4.9 million common shares and 3.7 million five-year warrants for gross cash proceeds of $17.3 million (U.S. $16.0 million) (net proceeds of $15.4 million after costs of issuance of $1.9 million).  In addition, the Company issued 0.3 million broker warrants to the placement agent in connection with the financing.  The terms of the warrants are described in note 8(e).  The proceeds were allocated to the common shares and warrants based on their relative fair values.  The fair value of the warrants was estimated using the Black-Scholes option pricing model using the following assumptions:

	Five-year	Broker
	warrants	warrants

Dividend yield	-	-
Risk-free interest rates	4.41%	4.43%
Volatility	93%	115%
Expected life of warrants	5.0 years	3.0 years

On November 14, 2006, the Company issued 4.3 million common shares, 1.7 million five-year warrants and 0.4 million six-month warrants to purchase common shares for gross cash proceeds of $23.1 million (U.S. $20.3 million) (net proceeds of $20.2 million after cost of issuance of $2.9 million).  In addition, the Company issued 0.3 million broker warrants to the placement agent in connection with the financing.  The terms of the warrants are described in note 8(e).  The proceeds were allocated to the common shares and warrants based on their relative fair values.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

(c)	Stock-based compensation plans:

In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan").  All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan.  The Company reserved for issuance 200,000 common shares under the 2003 Employee Plan and 25,000 common shares under the 2003 Director Plan.  In March 2005, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 500,000.  In March 2006, the Company's shareholders also approved increasing the maximum number of common shares under the 2003 Employee Plan to 800,000 and the 2003 Director Plan to 50,000.  In April 2007, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 1,800,000.  In addition, the Company's shareholders approved amending the 2003 Employee Plan to allow restricted stock units to be granted.  No restricted stock units were issued or outstanding as at November 30, 2007.  Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option.  Options granted under these plans have a maximum term of 10 years and generally vest over a period of up to three years.

As at November 30, 2007, there were 1.0 million (2006 - 0.2 million; 2005 - 0.3 million) options and restricted stock units available for grant.

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
Outstanding, beginning of year	812	$30.30	431	$56.00	352	$60.10
Issued	404	3.19	502	13.80	130	46.50
Exercised	-	-	-	-	(15)	43.20
Expired or cancelled	(337)	22.97	(121)	53.00	(36)	67.30
Outstanding, end of year	879	20.67	812	30.30	431	56.00
Exercisable, end of year	402		313		259

The table above includes 2,500 (2006 - 24,497; 2005 - 29,363) options granted to non-employees for a fair value of $8,700 (2006 - $0.2 million; 2005 - $0.8 million) all of which was recorded as an expense in 2007.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

The following table provides information on options outstanding and exercisable as of November 30, 2007:

	Options outstanding			Options exercisable
			Weighted
		Weighted	average		Weighted
		average	remaining		average
Exercise	Number	exercise	contractual	Number	exercise
price	outstanding	price	life (years)	exercisable	price

$2.12 - $ 4.29	218	$2.12	9.8	17	$2.12
$4.30 - $ 4.90	126	4.56	8.8	49	4.84
$4.91 - $ 7.50	180	6.48	8.6	63	6.50
$7.51 - $32.10	136	27.41	6.9	71	28.11
$32.11 - $92.10	219	55.93	2.7	202	56.28
	879	20.67	7.2	402	34.99

The aggregate intrinsic value of exercisable options as at November 30, 2007 and 2006 was nil.

The weighted average remaining contractual life of exercisable options is 5.1 years.

The fair value of stock-based compensation was estimated using the Black-Scholes option pricing model at the grant date using the following assumptions:

	2007	2006	2005
Dividend yield	-	-	-
Weighted average risk-free interest rate	4.19%	4.10%	3.77%
Volatility factor of the expected market price of the Company's common shares	95.3%	87.3%	73.2%
Weighted average expected life of the employment options	6.0 years	5.9 years	4.7 years

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2007 is $2.34 (2006 - $9.60; 2005 - $29.60).

Total compensation cost for stock-based compensation arrangements recognized in income in fiscal 2007 was $2.0 million (2006 - $3.1 million; 2005 - $3.6 million).

On exercise of options, the Company's policy is to issue shares from treasury.

(d)	Deferred share units:

Effective January 1, 2004, the Company established a plan to grant DSUs to its non-management directors and reserved a maximum of 25,000 common shares for issuance under the plan.  In April 2007, the Company's shareholders approved increasing the maximum number of common shares under the DSU plan to 125,000.  Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred.  A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange.  Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

The Company recorded $0.2 million (2006 - $0.3 million; 2005 - $0.3 million) in compensation expense relating to 58,140 (2006 - 14,476; 2005 - 5,202) DSUs granted in 2007 for services rendered during the year.  As at November 30, 2007, 78,049 (2006 - 19,909) DSUs are issued and outstanding with a value of $0.1 million (2006 - $0.1 million) based upon the market value of the Company's common shares at November 30, 2007.  No DSUs were exercised in 2007.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

8.	Shareholders' equity (continued):

(e)	Warrants:

As at November 30, the warrants which are outstanding and exercisable are as follows:

	2007	2006	2005
Outstanding, beginning of year	2,927	431	98
Issued	3,983	2,594	333
Exercised	-	-	-
Expired	(432)	(98)	-
Outstanding, end of year	6,478	2,927	431
Exercisable, end of year	6,478	2,927	431

The following table provides information on warrants outstanding as of November 30, 2007:

Exercise	Number		Shares issuable
price	outstanding	Expiry	upon exercise
U.S. $13.59	333	October 7, 2010	736
U.S. $14.05	39	February 28, 2011	86
U.S. $13.59	39	March 31, 2011	86
U.S. $13.59	39	April 30, 2011	86
U.S. $ 13.59	61	May 31, 2011	134
U.S. $ 6.30	1,728	November 14, 2011	1,728
U.S. $ 6.30	256	November 14, 2009	256
U.S. $ 3.16	3,688	May 24, 2012	3,688
U.S. $ 3.81	295	May 24, 2010	295
	6,478		7,095

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

9.	Loss per share:

The computations for basic and diluted loss per share are as follows:

	2007	2006	2005
Loss for the year	$(28,777)	$(66,360)	$(93,048)

Weighted average number of common shares outstanding:
Basic and diluted	19,717	9,408	7,987

Loss per common share:
Basic and diluted	$(1.46)	$(7.05)	$(11.65)

The options and warrants to purchase common shares and the senior convertible notes payable are not included in the calculation of diluted loss per share because the Company has a loss for each period presented and to do so would be anti-dilutive.

10.	Consolidated statements of cash flows:

(a)	Change in non-cash operating working capital:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007

Decrease (increase) in:
Clinical supplies	$(152)	$651	$942	$(1,363)
Tax credits recoverable	(238)	(197)	466	(1,565)
Prepaid expenses and deposits	597	239	227	(755)
Increase (decrease) in:
Accounts payable and accrued liabilities	(3,742)	(17,851)	10,999	4,634
	$(3,535)	$(17,158)	$12,634	$951

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

10.	Consolidated statements of cash flows (continued):

(b)	Supplemental disclosure of non-cash transactions:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007

Non-cash financing activities:
Warrants and options issued as share issue costs	$470	$705	$-	$(2,944)
Shares issued for services	-	36	-	2,485
Debt conversion	(8,622)	(29,288)	(2,034)	(40,684)
Shares issued on debt conversion	10,371	31,114	2,034	44,259
Acceleration warrants issued in connection with debt	-	2,322	-	2,322
Shares issued on debt conversion by note holders	-	263	-	263
Shares issued for technology	-	-	-	2,799
Share issue costs associated with public offering	(470)	(705)	-	(1,175)
Deferred share issue costs	-	-	-	503

Non-cash investing activities:
Shares issued to acquire technology	-	-	-	(2,799)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

10.	Consolidated statements of cash flows (continued):

(c)	Supplemental cash flow information:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007

Interest received	$1,328	$2,119	$1,147	$13,301
Interest paid	5	930	344	1,279
Income taxes paid	-	-	-	-

11.	Fair values of financial instruments:

Financial instruments potentially exposing the Company to a concentration of credit risk and interest rate risk consist principally of cash and cash equivalents.  The Company manages credit risk by maintaining bank accounts with Schedule I banks and investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of cash and cash equivalents.  The Company manages foreign exchange risk by maintaining U.S. cash on hand to support U.S. forecasted cash outflows over an 18-month horizon.

In November 2007, the Company entered into a forward foreign exchange contract to purchase, in aggregate, U.S. $12.9 million for $12.5 million in December 2007.  The fair value of this instrument at November 30, 2007 was an asset of $0.4 million.  The related gain was recorded in foreign exchange loss (gain) in the statement of operations, deficit and comprehensive income.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

11.	Fair values of financial instruments (continued):

In November 2006, the Company entered into a forward foreign exchange contract to purchase U.S. $8.0 million for $9.2 million in December 2006.  This transaction created a nominal exchange loss.

The Company believes that the results of operations and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its U.S. dollar-denominated obligations.

The carrying values of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments.

12.	Income taxes:

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes.  The sources and tax effects of the differences are as follows:

	2007	2006	2005
Statutory income tax rate	36.12%	36.12%	35.0%
Basic rate applied to loss before income taxes	$(10,394)	$(23,969)	$(32,567)
Adjustments resulting from:
Foreign losses affected at lower rates	4,959	10,383	23,234
Permanent differences	1,950	1,998	(74)
Change in valuation allowance	2,329	10,982	9,489
Change in enacted income tax rates	556	710	-
Other	600	(104)	(82)
	$-	$-	$-

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

12.	Income taxes (continued):

The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30 are presented below:

	2007	2006

Future tax assets:
Non-capital losses	$38,010	$37,811
Deductible share issue costs	1,823	2,646
Excess of tax value of capital assets over book value	147	174
SR&ED expenditure pool, net of refundable tax credits	9,776	8,198
Other, including net capital losses	2,862	1,460
	52,618	50,289
Valuation allowance	(52,618)	(50,289)
Net future tax asset	$-	$-

The Company's subsidiary, Vasogen Ireland Limited, has losses of approximately $297.4 million (2006 - $291.5 million) included in the consolidated non-capital losses, available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

The Company's other subsidiary, Vasogen Corp., also has losses of approximately $2.1 million (2006 - $3.4 million) included in the consolidated non-capital losses, which begin to expire in 2025, the benefit of which will be recognized in the accounts when realized.

Under the Income Tax Act (Canada), certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred.  This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

The balance of the SR&ED expenditure pool at November 30, 2007 is approximately $32.4 million (2006 - $27.1 million) for federal income tax purposes and $26.9 million (2006 - $21.7 million) for Ontario tax purposes.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

12.	Income taxes (continued):

The Company also has $13.6 million of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. These ITCs are available to be applied against federal taxes otherwise payable in future years.  The eligibility of the Company for provincial refundable research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims.  The ITCs will expire as follows:

2008	$222
2009	438
2010	605
2011	951
2012	960
2013	1,497
2014	2,343
2015	2,062
2026	2,582
2027	1,932

$13,592

13.	Commitments and contingencies:

(a)	Royalty commitments:

The Company agreed to pay royalties to arm's-length third parties based on gross amounts receivable by the Company from future commercial sales of its products, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's Celacade technology to a maximum royalty of $5.0 million per annum.  To date, no royalties are due and/or payable.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

13.	Commitments and contingencies (continued):

(b)	Commitments:

Under the terms of operating lease agreements for its operating facilities, the Company is committed to make payments as follows for the years ending November 30:

2008	$627
2009	368

$995

Rent expense under operating leases, for the year ended November 30, 2007, is $0.7 million (2006 - $0.8 million; 2005 - $0.9 million).

(c)	Contingencies:

There exist certain claims and potential claims against the Company, none of which are expected to have a material adverse effect on the consolidated financial statements.

14.	Segment information:

The Company operates in one business segment:  the development of treatments and related products addressing chronic inflammatory disease.  The primary property and equipment are located in Canada.  The acquired technology, which as at November 30, 2007 was fully amortized, is in Ireland.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

15.	Research and development projects:

The Company has undertaken the following significant research and development projects:

(a)	Platform technology:

The Company is focused on the research and development of treatments targeting the chronic inflammation underlying cardiovascular, neurological and other chronic inflammatory diseases.  The purpose of this project is to advance the development of these treatments and the associated product technology, enhance the value of the intellectual property, identify new approaches to treatment and new disease indications for clinical development, and when deemed appropriate, initiate research in these indications.

(b)	Celacade technology - cardiovascular program:

The Company's Celacade technology is being developed to target the chronic inflammation associated with cardiovascular disease.  The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease.  While the Company's ACCLAIM Phase III trial of Celacade did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population, this endpoint was met for certain large, pre-defined subgroups.  In September 2007, the Company announced plans for a confirmatory study that would support an application for regulatory approval in the United States of its Celacade technology for the treatment of patients with NYHA Class II heart failure.  The Company also has CE Mark regulatory approval for its Celacade medical device technology in the European Union and, in April 2007, entered into a collaborative agreement necessary to commence commercialization in that market.

(c)	Celacade technology - autoimmune program:

The Company has completed preclinical and early-stage clinical studies with its Celacade technology in autoimmune disease.  Although autoimmune diseases may be candidates for future clinical development, the Company is currently not focusing any significant resources in this area.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

15.	Research and development projects (continued):

(d)	VP025 - neuro-inflammatory program:

The Company is also developing a new class of drugs, designed to interact with immune cells, leading to the modulation of cytokines - potent chemical messengers that regulate and control inflammation.  VP025, the lead product candidate from this new class of drugs, is in development for the treatment of neuro-inflammatory disorders.

The following table outlines research and development costs expensed for the Company's significant research and development projects:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007
Research and development costs expensed:
Platform technology	$2,156	$2,472	$1,947	$43,257
Cardiovascular program	7,224	25,813	64,444	173,598
Autoimmune program	-	-	-	4,565
VP025	2,659	4,447	5,030	17,497

Total research and development costs expensed	$12,039	$32,732	$71,421	$238,917

Acquired technology:
Celacade platform	$-	$-	$-	$4,081

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from United States GAAP.  The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements:

(a)	Consolidated statements of operations, deficit and comprehensive income:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2007	2006	2005	2007
Loss per Canadian GAAP	$(28,777)	$(66,360)	$(93,048)	$(374,340)
Acquired technology costs (b)(i)	-	-	-	(4,081)
Technology amortization (b)(i)	253	253	253	4,081
Non-employee stock options (b)(ii)	-	(58)	(101)	(3,476)
Employee stock options (b)(iii)	-	-	2,879	2,879
Performance-based options (b)(iii)	-	-	31	(278)
Warrants issued to acquire technology (b)(iv)	-	-	-	(61)
Accretion of senior convertible notes payable (b)(v)	799	(2,373)	(281)	(1,855)
Amortization of deferred financing costs (b)(v)	(298)	(963)	(145)	(1,406)
Loss on debt extinguishment (b)(v)	(1,426)	(1,131)	-	(2,557)
Fair value adjustment on embedded derivatives and warrants (b)(v)	3,394	9,711	3,032	16,111
Fair value adjustment on warrants from November 2006 financing (b)(vi)	4,623	-	-	4,649
Fair value adjustment on warrants from May 2007 financing (b)(vi)	3,256	-	-	3,256

Loss and comprehensive loss per United States GAAP	$(18,176)	$(60,921)	$(87,380)	$(357,078)

Weighted average number of common shares under United States GAAP:
Basic and diluted	19,717	9,408	7,987

Basic and diluted loss per common share under United States GAAP	$(0.92)	$(6.48)	$(10.94)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(b)	Consolidated balance sheets:

	2007		2006
		United		United
	Canada	States	Canada	States

Assets:
Acquired technology (i)	$-	$-	$253	$-
Deferred financing costs (v), (vi)	-	1,039	150	648
Liabilities:
Current portion of senior convertible notes payable (v)	-	-	8,754	8,553
Senior convertible notes payable (v)	-	-	-	-
Embedded derivatives (v)	-	-	-	914
Warrants (v), (vi)	-	5,893	-	7,859
Shareholders' equity:
Share capital (iv)	365,670	364,867	344,217	343,906
Contributed surplus (ii), (iii), (v)	22,744	12,223	20,347	10,228
Warrants	16,725	-	11,390	-
Deficit, end of period (i), (ii), (iii), (iv), (v), (vi)	(381,783)	(358,588)	(351,374)	(340,412)
Deficit accumulated during development stage (i), (ii), (iii), (iv), (v), (vi)	(380,273)	(357,078)	(349,864)	(338,902)

(i)	Acquired technology:

Canadian GAAP requires the capitalization and amortization of acquired technology costs.  Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(ii)	Stock-based compensation to non-employees:

Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after December 1, 2002 at fair value.  The fair value of any awards to non-employees granted prior to December 1, 2002 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to non-employees on or after December 15, 1995, at fair value in accordance with FASB Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation.  Effective December 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R").  There was no impact on the accounting for stock-based awards issued to non-employees in exchange for services as a result of this change.

There exists a difference between Canadian and United States GAAP for the fair value of options granted to non-employees after December 15, 1995 and prior to December 1, 2002, which are recorded at fair value under United States GAAP and which have not been recorded under Canadian GAAP.

(iii)	Stock-based compensation to employees:

Under Canadian GAAP, effective December 1, 2004, the Company accounts for stock-based compensation granted to employees, officers and directors on or after December 1, 2002 at fair value which is measured using the Black-Scholes option pricing model.  Compensation cost is recognized over the service period.  Prior to December 1, 2004, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to December 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").  In addition, the Company granted performance-based options to employees.  In accordance with APB 25, these awards were accounted for using variable plan accounting.  At each reporting date, compensation cost was measured based on an estimate of the number of options that vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price on that date.  Compensation cost was recognized over the performance period.

Effective December 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after December 1, 2005 are measured at fair value.  The Company's awards have graded vesting conditions.  The compensation cost for each award is recognized on a straight-line basis over the service period of the entire award.

There exists a difference between Canadian and United States GAAP for the intrinsic and variable plan measurement for employee and performance-based options granted to employees prior to December 1, 2005 under United States GAAP and for the fair value measurement of such awards under Canadian GAAP.

(iv)	1996 warrants:

In 1996, 10,000 warrants were issued as part of the technology acquisition consideration.  United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(v)	Senior convertible notes payable and warrants:

Prior to December 1, 2006 and the adoption of Section 3855 under Canadian GAAP, the common share purchase warrants and the equity component of the senior convertible notes payable were presented separately as components of shareholders' equity.  The Company allocated the gross proceeds received on the issuance of the senior convertible notes payable on a relative fair value basis between the three elements: the equity and debt components of the senior convertible notes payable and the warrants.  Issuance costs were allocated on a pro rata basis among the three elements.  Prior to December 1, 2006, Canadian GAAP did not permit separate accounting for embedded derivatives.

Effective December 1, 2006, with the adoption of Section 3855, Canadian GAAP requires recognition of embedded derivatives at fair value.  The Company adopted Section 3855 retrospectively, without restatement.  As a result of the adoption of Section 3855, the gross proceeds allocated to the debt component of the senior convertible notes payable was further allocated between the embedded derivatives, at fair value, and the debt component at the residual amount.  The embedded derivatives identified on December 1, 2006 were consistent with those previously recognized under United States GAAP.

Under United States GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract be measured at fair value and presented as a liability.  Changes in fair value of the embedded derivative are recorded in the consolidated statements of operations, deficit and comprehensive income at each reporting date.  Embedded derivatives that met the criteria for bifurcation from the senior convertible notes payable and that were, therefore, measured at fair value consisted of the holders' conversion right, the instalment payment mechanism and the holders' contingent redemption and conversion rights in the event of a change in control or an event of default.  Under Canadian GAAP, the conversion option was an equity instrument that did not need to be remeasured.  As the conversion option expired unexercised, the amounts allocated to it were reclassified to contributed surplus.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF 00-19"), for equity classification.  Subsequent changes in fair value are recorded in the consolidated statements of operations, deficit and comprehensive income.  Under Canadian GAAP, the warrants are considered equity instruments and are not remeasured.

Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the senior convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives.  All of the issuance costs related to the transaction were recognized as deferred financing costs under United States GAAP and were amortized to the consolidated statements of operations, deficit and comprehensive income using the effective interest yield method over the period to maturity.  The senior convertible notes payable carried an effective interest rate of 42%.  Differences in United States GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expense and amortization of deferred financing costs.  Differences in United States GAAP also result from the fair value remeasurement of the warrants and the conversion option as liabilities each reporting period.

Subsequent to December 1, 2006 for Canadian GAAP and United States GAAP, the twelve-day weighted average share price adjustment represented a derivative that was measured at fair value and changes in fair value were recorded in the consolidated statements of operations, deficit and comprehensive income as extinguishment loss.  The settlement of the twelve-day weighted average share price adjustment was accounted for as either a settlement of additional debt, if an asset, or as the proceeds to issue additional shares if a liability.  Prior to the adoption of Section 3855, under Canadian GAAP, there was no recognition of the twelve-day weighted average share price adjustment as a derivative.  Adjustments to the number of shares issued or debt exchanged were accounted for as adjustments to share capital at no value.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

During the year, the Company recorded certain corrections related to the accounting for the senior convertible notes payable under United States GAAP.  The corrections relate to fiscal 2006, are not considered to be material to that period and are not material with respect to the net loss for fiscal 2007 or to trends in the consolidated statement of operations, deficit and comprehensive income.  The Company has increased share capital by $0.9 million, decreased accretion expense by $0.9 million, increased the loss on extinguishment of the senior convertible notes payable by $1.5 million and increased the gain on the change in the fair value of warrants and embedded derivatives by $2.2 million.

The net impact of these adjustments was to increase share capital by $0.9 million, to reduce the deficit by $1.6 million and to decrease basic and diluted loss per share for the year ended November 30, 2007 by $0.08.

(vi)	Warrants:

Under Canadian GAAP, the common shares and the warrants issued on November 14, 2006 and on May 24, 2007 are presented separately as components of shareholders' equity.  The Company allocated the gross proceeds received on a relative fair value basis between the common shares and the warrants.  The related issuance costs were allocated on a pro rata basis to the common shares and the warrants.

Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of EITF 00-19 for equity classification.  As a result, the Company allocated the residual amount of the gross proceeds received to the common shares after the separate fair value measurement of the liability-classified warrants.  Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations, deficit and comprehensive income.  Under Canadian GAAP, the related issuance costs were allocated on a pro rata basis to the common shares and the warrants and recorded in shareholders' equity.  However, under United States GAAP, the amount of issuance costs allocated to the warrants is recognized as deferred financing costs and is amortized to the consolidated statements of operations, deficit and comprehensive income over the term of the warrants.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(c)	Consolidated statements of cash flows:

Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 16(b).  Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 16(b)(i)).

(d)	Income taxes:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense.  Total research and development tax credits netted against research and development expenses on the consolidated statements of operations, deficit and comprehensive income are set out in note 2(h).

(e)	Pro forma information:

On December 1, 2005, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of SFAS No. 123R, using the modified prospective application transitional approach.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

Under the modified prospective application transitional approach, the fair value of the cost of share-based compensation is recognized for awards granted, modified, repurchased or cancelled subsequent to the adoption of SFAS No. 123R.  In addition, share-based compensation is recognized, subsequent to the adoption of SFAS No. 123R, for the remaining portion of the vesting period, if any, for outstanding awards granted prior to the date of adoption.  Accordingly, on a modified prospective basis, there is no difference in the recognition of stock-based compensation awards under Section 3870 and SFAS No. 123R for employee and performance-based options.  Prior periods have not been adjusted and the Company continues to provide pro form disclosures as if it had accounted for employee share-based payments in all periods presented under the fair value provisions of SFAS No. 123, Accounting for Stock-based Compensation, which is presented below:

2005

Loss for the year - United States GAAP	$(87,380)
Compensation cost - employees (16(b)(iii))	(2,879)
Compensation expense (16(b)(iii))	(192)

Pro forma loss for the year - United States GAAP	$(90,451)

Pro forma basic and diluted loss per share - United States GAAP	$(11.32)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(f)	Consolidated statement of shareholders' equity in accordance with United States GAAP:

		Common					Period from
		shares'					December 1,
		average		Additional			1987 to
	Number	share	Share	paid-in			November 30,
	of shares	price	capital	capital	Warrants	Deficit	2007

Balance, November 30, 2004	7,233		$245,526	$4,825	$1,456	$(192,111)	$59,696
Shares issued for cash	901	58.27	52,502	-	-	-	52,502
Share issue costs	-	-	(3,720)	-	-	-	(3,720)
Options exercised	15	41.80	627	-	-	-	627
Fair value of stock options granted	-	-	-	837	-	-	837
Shares issued in advance for instalment payment on senior convertible notes payable	77	26.42	2,034	-	-	-	2,034
Instalment payment in advance	-	-	(2,032)	-	-	-	(2,032)
Performance-based options	-	-	-	(31)	-	-	(31)
Loss and comprehensive loss	-		-	-	-	(87,380)	(87,380)

Balance, November 30, 2005	8,226		294,937	5,631	1,456	(279,491)	22,533

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

		Common					Period from
		shares'					December 1,
		average		Additional			1987 to
	Number	share	Share	paid-in			November 30,
	of shares	price	capital	capital	Warrants	Deficit	2007

Balance, November 30, 2005	8,226		294,937	5,631	1,456	(279,491)	22,533
Shares issued for cash	4,319	4.12	17,779	-	-	-	17,779
Shares issued for services	2	18.00	36	-	-	-	36
Share issue costs	-	-	(2,329)	-	-	-	(2,329)
Shares and warrants issued for instalment payments and acceleration payments on senior convertible notes payable	3,108	10.27	31,913	-	-	-	31,913
Holders' conversion of notes	10	32.20	322	-	-	-	322
Instalment payment made in advance	-	-	(2,090)	-	-	-	(2,090)
Instalment payment in advance applied	-	-	2,032	-	-	-	2,032
Fair value of stock options granted	-	-	-	3,141	-	-	3,141
Value of embedded derivatives on holders' conversion	-	-	1,306	-	-	-	1,306
Fair value of vested options/warrants forfeited and expired	-	-	-	1,456	(1,456)	-	-
Loss and comprehensive loss	-		-	-	-	(60,921)	(60,921)

Balance, November 30, 2006	15,665		343,906	10,228	-	(340,412)	13,722

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

		Common					Period from
		shares'					December 1,
		average		Additional			1987 to
	Number	share	Share	paid-in			November 30,
	of shares	price	capital	capital	Warrants	Deficit	2007

Balance, November 30, 2006	15,665		343,906	10,228	-	(340,412)	13,722
Shares issued for cash	4,917	2.20	10,827	-	-	-	10,827
Share issue costs	-	-	(1,184)	-	-	-	(1,184)
Debt conversion	1,809	6.26	11,318	-	-	-	11,318
Fair value of stock options granted	-	-	-	1,995	-	-	1,995
Loss and comprehensive loss	-		-	-	-	(18,176)	(18,176)

Balance, November 30, 2007	22,391		$364,867	$12,223	$-	$(358,588)	$18,502

(g)	Changes in accounting policy:

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS No. 154"), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.  SFAS No. 154 provides guidance on the accounting for, and reporting of, changes in accounting principles and error corrections.  SFAS No. 154 requires retrospective application to prior period's financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so.  Certain disclosures are also required for restatements due to correction of an error.  SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and was adopted by the Company on December 1, 2006.  The adoption of SFAS No. 154 had no impact on the Company's results of operations and financial condition.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(h)	Recent accounting pronouncements issued and not yet adopted:

(i)	Fair value measurements:

In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements.  This statement applies when other accounting pronouncements require fair value measurements.  It does not require new fair value measurements.  This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years, specifically December 1, 2007 for the Company.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

(ii)	Accounting for uncertainty in income taxes:

In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48").  FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes.  It also requires additional financial statement disclosures about uncertain tax positions.  FIN 48 is effective for interim and annual financial statements issued by the Company after December 1, 2007.  The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(iii)	Fair value option:

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159").  Under the provisions of SFAS No. 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis.  Changes in fair value will be recognized in earnings each reporting period.  SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The Company is required to adopt the provisions of SFAS No. 159 effective December 1, 2007.  The Company is currently assessing the impact of the adoption of SFAS No. 159.

(iv)	Considering the effect of prior year misstatements:

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108").  SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements.

SAB 108 requires registrants to quantify misstatements using both the balance sheet ("iron curtain") and income statement ("rollover") approaches and to evaluate whether either approach results in an error that is material in light of relevant quantitative and qualitative factors.

SAB 108 was adopted by the Company on December 1, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

16.	Differences between generally accepted accounting principles in Canada and the United States (continued):

(v)	Accounting for advance payments for research and development activities:

In June 2007, the EITF reached a consensus on EITF Issue No. 07-3, Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities ("EITF 07-3").  EITF 07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed.  The Company is currently assessing the impact of EITF 07-3 on its results of operations and financial condition.

(vi)	Collaborative arrangements:

In September 2007, the EITF reached a consensus on EITF Issue No. 07-1, Collaborative Arrangements ("EITF 07-1").  EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity.  The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements.  The Company is currently assessing the impact of EITF 07-1 on its results of operations and financial condition.

17.	Common share consolidation:

On April 3, 2007, the Company received shareholder approval to consolidate its issued and outstanding common shares on the basis of one post-consolidated common share for every 10 pre-consolidated common shares.  The consolidation was implemented on April 17, 2007.  The comparative number of common shares issued and outstanding, warrants, basic and diluted loss per common share and the information in notes 7, 8, 9, 16(a), 16(b)(iv), 16(e) and 16(f) has been amended to give effect to the share consolidation.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Years ended November 30, 2007, 2006, 2005 and
period from December 1, 1987 to November 30, 2007

18.	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in 2007.